FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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 AstraZeneca PLC

INDEX TO EXHIBITS

AstraZeneca PLC

This announcement contains inside information

03 October 2016 07:00

MEDIMMUNE OUT-LICENSES POTENTIAL MEDICINE
FOR INFLAMMATORY DISEASES TO ALLERGAN

AstraZeneca today announced that MedImmune, its global biologics research and development arm, has entered into a licensing agreement with Allergan plc for the global rights to MEDI2070. MEDI2070 is an IL-23 monoclonal antibody currently in a Phase IIb clinical trial for moderate-to-severe Crohn's disease (a chronic inflammatory disease of the intestines) and is ready for Phase II for ulcerative colitis (a chronic inflammatory condition of the colon and rectum). These diseases are outside AstraZeneca's three main therapy areas - Respiratory, Cardiovascular & Metabolic Diseases, and Oncology. MedImmune will continue the ongoing Phase II trials until a mutually-agreed transition date.

Under the terms of the agreement, Allergan will make an upfront payment to AstraZeneca of $250 million for the exclusive, worldwide licence to develop and commercialise MEDI2070. In addition, Allergan may make potential additional payments to AstraZeneca of up to $1.27 billion, dependent on the achievement of agreed upon success-based development and sales-related milestones, and pay tiered royalties on potential sales of the medicine.

MedImmune has been leading the clinical development for MEDI2070 under a collaboration agreement AstraZeneca entered into with Amgen Inc. (Amgen) in March 2012. Under the conditions of this agreement, AstraZeneca will subsequently pay Amgen one third of all payments and royalties received from Allergan. Amgen will also receive a single-digit percentage inventor royalty on MEDI2070.

Bahija Jallal, Executive Vice President, MedImmune, said: "This agreement demonstrates our sharp focus on three main therapy areas while creating value from the increased R&D productivity and innovative science in our pipeline through collaborations. Allergan has significant experience in gastrointestinal and inflammatory diseases and is the right partner to progress the development and commercialisation of MEDI2070."

David Nicholson, Chief Research & Development Officer, Allergan, said: "MEDI2070 represents an exciting addition to our Open Science pipeline, adding an important new programme currently being studied in Crohn's disease, with potential across a number of inflammatory and autoimmune disorders. The MEDI2070 programme also reinforces Allergan's commitment to bringing forward important innovations in the treatment of inflammation and autoimmune disorders where significant unmet need exists across many of our therapeutic areas. We look forward to bringing our significant clinical development and regulatory expertise to bear and maximising the potential benefit of this possible new treatment option for patients."

Financial considerations
The transaction is expected to close in the fourth quarter of 2016, subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart Scott Rodino Act. AstraZeneca is expected to retain around $167 million of the upfront payment and up to around $847 million in future potential milestones, as well as the tiered royalty payments of up to low double-digit percent, following payment to Amgen under the provisions of the original agreement. As AstraZeneca will not retain a significant ongoing interest in MEDI2070, any revenue will be reported as Other Operating Income in the Company's financial statements. The agreement does not impact AstraZeneca's financial guidance for 2016.

About Allergan plc
Allergan plc, headquartered in Dublin, Ireland, is a bold, global pharmaceutical company and a leader in a new industry model - Growth Pharma.  Allergan is focused on developing, manufacturing and commercializing branded pharmaceuticals, devices and biologic products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women's health, urology and anti-infective therapeutic categories.

Allergan is an industry leader in Open Science, the Company's R&D model, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. This approach has led to Allergan building one of the broadest development pipelines in the pharmaceutical industry with 65+ mid-to-late stage pipeline programs in development.

Our Company's success is powered by our more than 16,000 global colleagues' commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what is right.
With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives every day.

For more information, visit Allergan's website at www.Allergan.com.

About MedImmune
MedImmune is the global biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of small molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across Respiratory & Autoimmunity, Cardiovascular & Metabolic Diseases, Oncology, and Infection and Vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centres, with additional sites in Cambridge, UK and Mountain View, CA. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory, Cardiovascular & Metabolic Diseases, and Oncology. The Company is also selectively active in Neuroscience and Autoimmunity. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Neuroscience & Autoimmunity	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:03 October 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary